FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2005

Tyler Resources Inc.

(Translation of registrant's name into English)

#500, 926 - 5th Ave. S.W.

Calgary, Alberta T2P 0N7

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X       Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tyler Resources Inc.

(Registrant)

Date December 15, 2005

                  “Barbara O’Neill”

Barbara O'Neill, Secretary

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TYLER RESOURCES INC.

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 269-6753, Fax: (403) 266-2606

TSX VENTURE SYMBOL: TYS

NEWS FOR RELEASE:

     December 14, 2005

NEWS RELEASE NR 05-30

For Further Information Contact:

Jean Pierre Jutras at 1-403-269-6753

Web: www.tylerresources.com

Chevonne Miller, Breakthrough Financial Marketing Inc.

at 1-403-269-7676 or 1-866-269-7676

miller@breakthrough.ab.ca

Tyler Announces Drill Results for Five Holes on Three Sections,

Including Two Holes Which Confirm Porphyry Bulk Tonnage Potential at Bahuerachi.

Highlights include continued success expanding and confirming bulk tonnage potential in the porphyry.

Tyler Resources Inc. is very pleased to announce assay results for drill holes #46, #47, #48, #49 and #50 for its Bahuerachi project, Mexico.

Of particular note are results from holes #49 and #50 which represented the second and third test of the main porphyry, the company’s most extensive bulk tonnage target at Bahuerachi. These holes demonstrate that the porphyry has developed extensive chalcocite and oxide mineralization and can carry grades comparable to past producing or currently operating mines.

The five drill holes reported herein were drilled on three sections as outlined on the attached general drill hole location map.  Results are summarized on attached sections and discussed below.

Discussion of results, section 3 NE, Holes #46, #50.

Significant intervals for drill holes DDH-BAH 46 and DDH-BAH50, Section 3NE.

Hole #	From (m)	To (m)	Interval (m)	Copper (%)	Gold (g/t)	Silver (g/t)	Zinc (%)	Mo (%)	Rock Type
BAH-46B*	53.4	60.65	7.25	1.06	0.09	10.1	Trace	0.005	Skarn
	74	84	10	0.34	0.03	2.7	Trace	0.006	Skarn
	88	135	47	0.14	0.01	1.3		0.006	Sediments, low grade halo
	178	216	38	0.17	0.01	1.8	Trace	0.008	Sediments, low grade halo
BAH-50**	18	68.3	50.3	0.44	0.04	5.4	trace	trace	Porphyry, oxides and chalcocite
	94.6	165.3	70.7	0.59	0.07	4.2	Trace	Trace	Porphyry mixed chalcocite and sulphides
	202	270	68	0.31	0.03	2.4	Trace	Trace	Porphyry
	412	443	31	0.13	0.01	1	Trace	0.016	Porphyry

*  Intervals are interpreted true widths.

**Results for last intervals from 443 meters to 478.5 meters (EOH) not yet received. Results are considered a representative test of the system.

News Release – December 14, 2005

Assay results on section 3NE confirm that the porphyry body carries mineralization with open pit style mining potential on wide sections.  The total target width on this section is approximately 350 meters.  In total, hole 50 intersected 206.25 meters of mineralized porphyry from 0 to 332 meters, with an average grade of 0.47% copper, 0.05 g/t gold and 4.1 g/t silver, excluding the post mineral dykes which cut the system.   Significantly, the development of an oxide and chalcocite blanket with a thickness of approximately 70 meters has been confirmed by drill hole #50.

Drill hole #46 confirmed the presence of higher grade skarn on the eastern margin of the porphyry complex as well as a wide low grade halo of mineralization in sediments east of the porphyry complex.

Discussion of results, section 345 North, holes #47, #48

Significant intervals for drill holes DDH-BAH 47 and DDH-BAH48, Section 345 North.

Hole #	From (m)	To (m)	Interval (m)	Copper (%)	Gold (g/t)	Silver (g/t)	Zinc (%)	Mo (%)	Rock Type
BAH-47	82	111	29	0.37	0.02	4.4	trace	trace	Sediments, oxide blanket
and	198.8	199	0.2	0.95	0.3	180	9.06	trace	CRD-massive sulphide
BAH 48	75	96	21	0.21	0.01	3	trace	trace	Sediments, oxide blanket
	221.5	317.5	96	0.5	0.03	5.1	0.15	0.008	Skarn, sediments
including	223	237	14	1.16	0.08	11.8	0.44	trace	Skarn
and	328	391.5	63.5	0.24	0.01	1.9	trace	0.009	Mineralized sediments

Results are interpreted true widths for the near surface oxide blanket and further intersections at depth in hole 48 are interpreted to be around 80% true width.

Drill holes 47 and 48 were designed to test three specific targets: a near surface 20 to 30 meter thick copper oxide blanket, extension of high grade skarns previously intersected by drill holes #24, #25 and RC2 as well as extensively mineralized, lower grade sediments identified in drill hole #24.  All targets were intersected and demonstrate continuity.

This section has now produced grades with bulk tonnage potential in a section in excess of 250 meters in width at surface decreasing to approximately 150 meters in width at depths of 250 meters.

Discussion of results, section DDH 49.

Significant intervals for drill hole DDH-BAH 49.

Hole #	From (m)	To (m)	Interval (m)	Copper (%)	Gold (g/t)	Silver (g/t)	Zinc (%)	Mo (%)	Rock Type
BAH-49	0	15	15	0.23	0.09	3	trace	0.009	Mixed porphyry, sediments, oxides
	37.5	138	100.5	0.48	0.05	2.3	trace	0.007	Porphyry
including	52.45	96	43.55	0.75	0.05	3.2	trace	0.01	Porphyry, chalcocite
	145.85	298.25	152.4	0.13	0.02	1.5	trace	0.008	Porphyry

Intersections are interpreted true widths.

Drill hole #49 intersected an oxide profile and chalcocite blanket of a total thickness of approximately 75 meters as well as two phases of mineralized porphyry.  The first phase of porphyry generally carries higher grades (0.48% to 0.75% Cu) and is characterized by abundant potassic alteration, similar to intersections in drill hole #44 (located 350 meters south of #49 and previously released),  and drill hole #50, located approximately 550 meters south west of hole #49.

News Release – December 14, 2005

The second porphyry phase (145 to 298.25 meters) is dominated by sericitic to argillic alteration and related mineralization, and is believed to be a downfaulted block or phase of the western porphyry intersection.  The geometry of both phases of porphyry indicate that the target may widen at depth.  Further drilling is planned to extend the depth and further test the oxide blanket to the west.

All assay work was performed by ICP at ALS-Chemex labs of Vancouver, with gold done using standard fire assay methods.  All samples sent to the lab are sealed with security tags for delivery to ALS-Chemex. Duplicate samples as well as standards and blanks are inserted in each batch of samples delivered to the laboratory and then checked to ensure proper quality assurance and quality control (QA/QC).

Field / Rig Update

Drilling is currently continuing on drill hole #53. Holes #51 and #52 have been completed and sent to the lab for assays. The camp at Bahuerachi is scheduled to be on care and maintenance between approximately  December 20 and January 5.

The small rig which was in operation on site since October 2004 has been demobilized after completing hole #51 and will be replaced by a larger rig for January which is better suited for porphyry drilling. The third rig en route from Canada is also scheduled for January startup, thereby increasing the company’s drilling capacity to three deep capacity rigs.

In addition, the Company is currently finalizing a contract for a reverse circulation rig to be mobilized to site in the New Year.

About Tyler

Tyler Resources is junior exploration company focused on base and precious metals exploration in Mexico. The company’s primary project is the Bahuerachi property which hosts a large mineralized porphyry-skarn copper (Au, Ag, Mo, Zn) complex. The company is well financed and expects to drill more than 20,000 meters during 2006, making it one of the most active Canadian junior exploration companies operating in Mexico.

The Qualified Person responsible for the design and implementation of the Field Program as well as the preparation of this news release was J. P. Jutras, P.Geol., and President of the Company. The work program was carried out with the participation of Dr. Shane William Ebert, Ph.D, P.Geo and Director, Mr. Brent Gonek, B.Sc, Geology, G.I.T. and Mr. Dustin Rainey, B.Sc Geology, G.I.T., consultants to the Company.

“Jean Pierre Jutras”

Jean Pierre Jutras

President, CEO and Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as “expects”, “projects”, “plans”, “anticipates” and similar expressions, are forward-looking information that represents management of Tyler’s internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Tyler. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Tyler’s actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Tyler’s filings with the Canadian securities authorities. Accordingly, holders of Tyler shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted. Tyler disclaims any responsibility to update these forward-looking statements.

TYLER RESOURCES INC.

BAHUERACHI PROJECT, MEXICO

Sketch Geology, Sections and Drill Hole Locations NR # 05-30

NORTH
Current Claim Block Outline
Bahuerachi Skarn/CRD Cu-Zn-Ag
Colome Skarn Trend
North Porphyry
DDH-BAH 49
Section, DDH 49
DDH-BAH 53
DDH-BAH 52
DDH-BAH 50
DDH-BAH 46
Section 3NE
Los Alisos epithermal Au-Ag (Zn)
DDH-47/48
Section 345N
Cuesta Colorada Skarn/CRD Cu-Zn-Ag-Au
DDH-BAH 51
South/Goat Porphyry (road accessible, drill ready)
Legend
(based on Sketch Geological Compilation Phase 1, July 2004)
Quartz-Feldspar porphyry (QFP) Complex Undifferentiated
Drill holes completed, assays reported (see previous releases)
Drill holes completed, assays outstanding
Drill holes in progress
Other targets/ mineralized areas
Scale
0
1,000 m
2,000 meters
2 Km

TYLER RESOURCES INC.
BAHUERACHI PROJECT
SIMPLIFIED INTERPRETED GEOLOGICAL DRILL SECTION 3NE,
DRILL HOLES O5BAH-46 and 05BAH-50, Looking North East
Refer to geological compilation sketch map and drill hole location Plan for section location, NR 05-30

Section 3NE at 120 deg looking northeast
NW
SE
DDH-BAH 52
DDH-BAH 50
DDH-BAH 46 (A/B)
1000 m elev
900 m elev
Cu-oxides
Chalcocite blanket
50.3 meters @
0.44% Cu
0.04 g/t Au
5.4 g/t Ag
70.7 meters @
0.59% Cu
0.07 g/t Au
4.2 g/t Ag
68 meters @
0.31% Cu
0.03 g/t Au
2.4 g/t Ag
31 meters @
0.13% Cu
0.01 g/t Au
1 g/t Ag
0.016 %Mo
7.25 meters @
1.06% Cu
0.09 g/t Au
10.1 g/t Ag
0.005 %Mo
10 meters @
0.34% Cu
0.03 g/t Au
2.7 g/t Ag
0.006 %Mo
47 meters @
0.14% Cu
0.01 g/t Au
1.3 g/t Ag
0.006 %Mo
38 meters @
0.18% Cu
0.009 g/t Au
1.8 g/t Ag
0.008 %Mo
LEGEND
(Section looking north)
Drill hole collar location, number and projected trace.
Geology (simplified)
Post mineral dykes (R=rhyolite, A=andesite)
Post mineral feldspar-biotite+/-hornblende porphyry
QFP - Porphyry Dyke/intrusion. Moderate to strong quartz, pyrite-chalcopyrite +/- bornite +/- Mo stockworks
Mineralized pyroxene +/- garnet skarn in calcareous-siliceous bedded sedimentary rocks
Siliceous and calcareous bedded sedimentary rocks with 5-30% calc-silicates plus quartz, feldspar and anhydrite alteration
Quartz-pyrite epidote altered fine grained clastic sedimentary rocks
0
Scale
100 m

TYLER RESOURCES INC.
BAHUERACHI PROJECT

SIMPLIFIED INTERPRETED GEOLOGICAL DRILL SECTION,

DRILL HOLES 04BAH-13, 24,25, 47/48 04RC-1 and 04RC-2, Looking North, Section 345 North
Refer to geological compilation sketch map and drill hole location Plan for section location, NR 05-30

785,100E
785,200E
785,300E
785,400E
04BAH-13, 05BAH-47, 48, RC-1
(projected 38m south)
1000 m elev
900 m elev
800 m elev
700 m elev
Fault
Fault
Core: 23.75m
@ 0.41% copper
05BAH-24, RC-2
05BAH-25
RC 2: 112.78 M
@ 1.29% Cu
0.12 g/t Au
26.58 g/t Ag
1.07% Zn
73.15 meters @
0.90% Cu
0.23 g/t Au
16.7 g/t Ag
0.70% Zn
0.007% Mo
RC: 30.4 meters
@ 0.28% copper
21 meters@
0.21% copper
0.01 g/t Au
3 g/t Ag
29 meters@
0.37% copper
0.02 g/t Au
4.4 g/t Ag
RC: 15.2 meters
@ 0.25% copper
0.13% zinc
148.15 meters @
0.49% Cu
0.12 g/t Au
8.8 g/t Ag
0.35% Zn
0.01% Mo
DDH 47
DDH 48
0.2 meters@
0.95% copper
0.3 g/t Au
180 g/t Ag
9.06% Zn
21 meters @
0.69% Cu
0.13 g/t Au
20.4 g/t Ag
4.7% Zn
23.25 meters @
2.04% Cu
0.15 g/t Au
28 g/t Ag
0.68% Zn
14 meters@
1.16% copper
0.08 g/t Au
11.8 g/t Ag
0.44% Zn
96 meters@
0.5% copper
0.03 g/t Au
5.1 g/t Ag
0.15% Zn
0.008% Mo
314.25 meters @
0.47% Cu
0.04 g/t Au
7.7 g/t Ag
0.46% Zn
63.5 meters@
0.24% copper
0.01 g/t Au
1.9 g/t Ag
0.009% Mo
R
R
LEGEND
(Section looking north)
Drill hole collar location, number and projected trace.
Geology
(simplified)
Post mineral andesite dykes (R=rhyolite)
QFP - Porphyry Dyke/intrusion. Moderate to strong quartz, pyrite-chalcopyrite +/- bornite +/- Mo stockworks.
Fine grained QFP
Mineralized Skarn and skarn/breccia systems (garnet dominated)
Quartz-pyrite-epidote altered andesite volcanic and volcaniclastic rocks
Fine grained sedimentary rock with sheeted quart veinlets
Marble with local fracture controlled sulfide veins and pods of skarn
Siliceous and calcareous bedded sedimentary rocks with 5-30% calc-silicates plus quartz, feldspar and anhydrite alteration
Quartz-pyrite epidote altered fine grained clastic sedimentary rocks
0
Scale
100 m

TYLER RESOURCES INC.
BAHUERACHI PROJECT
SIMPLIFIED INTERPRETED GEOLOGICAL DRILL SECTION,
DRILL HOLES O5BAH-49, Looking North East
Refer to geological compilation sketch map and drill hole location Plan for section location, NR 05-30

NW
Hole 49
Section trends 130 deg
SE
900 m elev
15 meters @
0.23% Cu
0.09 g/t Au
3 g/t Ag
0.009% Mo
43.55 meters @
0.75% Cu
0.05 g/t Au
3.2 g/t Ag
0.01% Mo
Cu-oxides
Chalcocite blanket
100.5 meters @
0.48% Cu
0.05 g/t Au
2.3 g/t Ag
0.007 %Mo
800 m elev
Fault
152.4 meters @
0.13% Cu
0.02 g/t Au
1.5 g/t Ag
0.008 %Mo
100m
700 m elev
LEGEND
(Section looking north)
Geology (simplified)
Post mineral dykes (R=rhyolite, A=andesite)
Post mineral feldspar-biotite+/-hornblende porphyry
QFP - Porphyry Dyke/Intrusion. Moderate to strong quartz, pyrite-chalcopyrite +/- bornite +/- Mo stockworks
Garnet dominated skarn
Mineralized pyroxene +/- garnet skarn in calcareous-siliceous bedded sedimentary rocks
Siliceous and calcareous bedded sedimentary rocks with 5-30% calc-silicates plus quartz, feldspar and anhydrite alteration
Quartz-pyrite epidote altered fine grained clastic sedimentary rocks
0 Scale 50 m